Angela M. Jones
215.963.5416
ajones@morganlewis.com
February 18, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Jeffrey P. Riedler Assistant Director

Re:	Health Benefits Direct Corporation Preliminary Proxy Statement on Schedule 14A Filed February 12, 2009 File No. 0-51701
Dear Mr. Riedler:
On behalf of Health Benefits Direct Corporation (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 17, 2009 to Anthony R. Verdi with respect to the Company’s Preliminary Proxy Statement on Schedule 14A referred to above (the “Preliminary Proxy Statement”).
In response to your letter, set forth below is your comment in bold followed by the Company’s response to your comment.
As indicated below, the Company has made changes to the referenced disclosure in a revised Preliminary Proxy Statement (“Revised Preliminary Proxy Statement”), which the Company is filing contemporaneously with this response letter. The Revised Preliminary Proxy Statement also contains certain non-material changes and additions resulting from management’s ongoing review of the disclosures contained therein.
We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) the Revised Preliminary Proxy Statement as filed via EDGAR; and (iii) the Revised Preliminary Proxy Statement, marked to show changes against the initial Preliminary Proxy Statement, as filed with the Commission on February 12, 2009.

Securities and Exchange Commission

February 18, 2009
Proposal: Amendment of Certificate of Incorporation
Purpose and Background of the Increase in Authorized Shares
You disclose that the increase in the total number of authorized Common Shares will be used “for various corporate purposes including, but not limited to, the conversion of the Preferred Shares, the sale of stock to raise capital, the purchase of property, combinations with other companies, the use of additional shares for various equity compensation and other employee benefit plans, the declaration of stock splits or distributions and other general corporation transactions.” Other than the conversion of the Preferred Shares, you do not describe the details of any of the other corporate purposes for which the newly authorized shares will be issued. For example, you do not describe the material terms of transactions for the sale of stock or to purchase property or other companies. Please revise your disclosure to provide additional details about the corporate purposes for which you plan to issue shares, other than the conversion of the Preferred Shares that is already described. If you have no specific plans, arrangements or understanding, other than the conversion of the Preferred Shares, please revise your disclosure to state so.
Response: While the Company does not have any immediate plans, arrangements or understandings to sell additional Common Shares for the purpose of raising capital, purchasing property, combining with other companies or declaring any stock splits or distributions, the Company provided this disclosure to keep open the possibility that such additional authorized Common Shares may be used for one of these various purposes in the future. Accordingly, while the Company cannot at this time describe the material terms of any proposed transactions, the Company has included a disclosure in the Revised Preliminary Proxy Statement as follows:
“While we do not have any immediate plans, arrangements or understandings for the sale of additional shares of our stock to raise capital, to purchase property, to combine with other companies or to declare any stock splits or distributions, if the Amendment Proposal is approved, we may use the additional authorized but unissued Common Shares for any one of these or similar purposes in the future as appropriate.”
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In addition, the Company has authorized us to inform you on its behalf that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking action with respect to the Preliminary Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 18, 2009
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If you have any questions, please feel free to contact me at (215) 963-5416.
Regards,
Angela M. Jones
Enclosures

cc:	Sebastian Gomez Abero (Securities and Exchange Commission) Anthony R. Verdi (Health Benefits Direct Corporation) James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP)